1301 Avenue of the Americas, 40th Floor New York, NY 10019-6022 212.999.5800 212.999.5899 www.wsgr.com

June 9, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Abby Adams Joe McCann Tracey Houser Kate Tillan

Re:	Arcellx, Inc. Draft Registration Statement on Form S-1 Submitted May 1, 2020 CIK No. 0001786205

Ladies and Gentlemen:

On behalf of our client, Arcellx, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 29, 2020 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). We are concurrently confidentially submitting via EDGAR this letter and a revised draft of the Draft Registration Statement (the “Amended Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Amended Registration Statement.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

Given the status of development, please revise your statements on page 1 concerning what a treating physician can do using your sparX proteins. Also, revise to clarify why you believe that your binding domains have the potential to enable accelerated clinical development across multiple disease franchises.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on pages 1, 73, and 83 of the Amended Registration Statement.

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG    LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission

June 9, 2020

2.	Revise the summary to define “BCMA” when the term is first used, and explain it.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 4 of the Amended Registration Statement to define “BCMA” when the term is first used and explain that it is a receptor expressed on normal plasma cells and diseased cells of plasma-cell origin.

Our Platform, page 2

3.

To provide context and balance to your Summary presentation concerning your platform, please revise your disclosure on pages 2-3 to explain briefly your basis for asserting each of the six “key benefits” that you cite. In this regard, we refer to your disclosure in the first full factor on page 15 which discusses the “intended benefits” of your platform. To the extent that your claims are based on pre-clinical testing, please indicate whether such testing has yielded statistically significant results.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on pages 2, 3, and 84 of the Amended Registration Statement to explain briefly the Company’s basis for asserting each of the six “key benefits” and provided p-values where the results of preclinical testing were statistically significant.

4.

Please tell us your basis for highlighting “efficient and streamlined manufacturing across all programs” given your risk factor disclosure on page 15 indicates that you have not exhaustively explored different options in the method for manufacturing ARC-T cells and sparX proteins.

The Company respectfully advises the Staff that in response to the Staff’s comments, the references to “efficient and streamlined manufacturing across all programs” refers to the ability to use the same manufacturing protocol to collect, select, enrich, activate, culture, transduce, wash, incubate, concentrate, formulate and package these T cells for every patient across all of the programs, regardless of disease or target antigen, the ability to use the same viral vector for every patient across all programs, regardless of disease or target antigen, and the ability to use substantially the same manufacturing and purification process for each sparX protein, regardless of target antigen. The risk factor disclosure on page 15 of the Amended Registration Statement is intended to cover the possibility that if the Company alters certain aspects of its product design or manufacturing processes in the future, the Company may experience delay in its regulatory approval process in order to show comparability between the old process and new process. Additionally, if the Company implements such changes, those improvements can be leveraged across all programs, so the Company believes that the manufacturing process can still be described as efficient and streamlined across all programs. In contrast, conventional CAR-T cell therapies require the creation of a new CAR gene construct with its own manufacturing process for each disease and target antigen.

Our Pipeline, page 4

5.

Please tell us whether your current plan is to advance CART-ddBCMA for the treatment of multiple myeloma through Phase 2 and Phase 3 of development and then to commercialize it. In this regard, we note that your disclosure at the bottom of page 5 indicates that you intend to achieve your goals by developing product candidates from your ARC-sparX platform, as an

Securities and Exchange Commission

June 9, 2020

rather than your CART-ddBCMA candidate. In addition, please revise your Summary and pipeline table presentations to reflect the relative significance of each product candidate irrespective of whether it is clinical-stage or pre-clinical. In this regard, we note that your disclosure on page 6 states that you are dependent on the success of your ACLX-001 drug candidate.

The Company respectfully advises the Staff that it excluded CART-ddBCMA from the Use of Proceeds because the Company does not plan to use any proceeds from this offering for its CART-ddBCMA Phase 1 trial and expects to spend an immaterial amount of its current cash and cash equivalents on completion of this trial. The Company does not currently intend to independently advance CART-ddBCMA for the treatment of multiple myeloma beyond Phase 1, because it plans to focus on and prioritize development of ACLX-001 and its other pipeline candidates. However, the Company has included disclosure regarding CART-ddBCMA in the Summary and the Pipeline Table presentations because the status and results of the current Phase 1 clinical trial of CART-ddBCMA are important to potential investors in the current offering because these results, if positive, will validate the functional properties of the Company’s novel binding domains, which are used in both the ARC-T cells and the sparX proteins. Further, because each of the bi-valent arms of the sparX-BCMA component of ACLX-001 is identical to the BCMA-binding domain of the CART-ddBCMA, the Company anticipates that it will be able to leverage the data from CART-ddBCMA for clinical development of ACLX-001. Lastly, assuming the binding domain is successfully validated in this initial step of the Company’s step-wise clinical development strategy and no significant treatment related adverse events occur, the Company anticipates that it will be able to start at a predicted efficacious dose of sparX-BCMA in the upcoming Phase 1 clinical trial for ACLX-001 rather than a lower dose typical of Phase 1 clinical trials, and thereby decrease the number of patients required to be enrolled. The Company has revised the disclosures on pages 6, 14 and 15 of the Amended Registration Statement to further clarify the importance of CART-ddBCMA and its impact on the success of ACLX-001.

6.

Please tell us your basis for including ACLX-001 for the treatment of Autoimmune Diseases in your Clinical and Preclincial Pipeline table. In this regard, we note that it is unclear which autoimmune disease or diseases you are targeting nor do we see disclosure in the prospectus concerning pre-clinical testing that you have conducted in this area.

The Company respectfully advises the Staff that the Company has included the treatment of Autoimmune Diseases in the Clinical and Preclinical Pipeline table because it has completed a number of preclinical studies. In response to the Staff’s comments, the Company has revised the disclosures on pages 5, 86, 112, and 113 of the Amended Registration Statement to disclose that the Company is targeting antibody-mediated autoimmune diseases and include disclosure concerning the preclinical studies that have been conducted in this area.

7.

Please tell us why you believe that the Discovery Pipeline table should appear prominently in the Summary given the limited disclosures provided on page 111 concerning your plans, particularly as they relate to AML/MDS and Autoimmune Diseases.

In response to the Staff’s comment, the Company has revised the disclosures on pages 5, 86, 110, 112, and 113 of the Amended Registration Statement to further disclose plans relating to AML/MDS and Autoimmune Diseases.

Securities and Exchange Commission

June 9, 2020

Additionally, the Company advises the Staff that the discovery pipeline includes the Company’s most advanced programs and does not reflect all of the Company’s discovery and research activities. As discussed on pages 3, 84, 102, 113 in the Amended Registration Statement, the Company is developing cell therapies across a wide variety of indications, initially focusing on T cells for clinical development, but also looking at other immune cell therapies.

Furthermore, for each of the discovery pipeline programs, the Company has achieved a number of milestones consistent with the discovery stage. The ARC-T cell construct that is one of the two components of each product candidate in the discovery pipeline is well characterized and the Company already has the lentiviral vectors necessary to product the ARC-T cells. The cell processing protocol is substantially final and the third party contract development and manufacturing organization that will manufacture these ARC-T cells have been contracted. The Company has also produced and identified a number of sparX proteins that bind various antigen targets associated with the Solid Tumors and Autoimmune Diseases discovery programs. For the AML/MDS discovery program, the Company has identified a group of high priority antigen targets through internal analyses and extensive conversations with key opinion leaders. The sparX proteins that will be used in the product candidates in these programs are also substantially similar to those used in the other product candidates in the preclinical and clinical pipeline, and their manufacturing and purification processes are already well defined. Further development in the discovery stage will require selecting the preferred antigen target or targets associated with the disease and further refining the associated sparX proteins for preclinical development.

Moreover, a critical part of the Company’s story is pursuing clinical development for multiple sparX proteins in combination with the ARC-T cells targeting different antigens within the same disease-specific franchises, and the Company believes that it is important to show investors the stage of development of the product candidates within each franchise. The Company believes that each discovery pipeline program has the potential to contribute significant value to the Company and that investors have an interest in being informed about the existence and status of these programs in deciding whether to invest in the Company.

Our Strategy, page 5

8.	Please revise here and elsewhere in the Summary to explain how your clinical development strategy is innovative.

The Company respectfully advises the Staff that the Company believes it is the first company to use a multi-arm master protocol strategy for first-in-human trials. This unique strategy has the potential to allow the Company to accelerate clinical development of the ARC-sparX product candidates through key advantages as described on page 101 of the Amended Registration Statement. In response to the Staff’s comment, the Company has updated pages 6 and 86 of the Amended Registration Statement to further clarify that the innovative aspects of the clinical development strategy are the staggered timing of the overlapping trials and the use of multi-arm master protocols.

Our Team, page 5

9.

You indicate here and on page 87 that Takeda Ventures is part of the strong group of investors that share your commitment to advancing your next generation cell therapy platform. On pages 21 and 113, you also cite Takeda as one of your competitors, as it is also “developing genetically-engineered natural killer (NK) cell therapies.” Please tell us, and revise, as applicable, to indicate whether you face risks in potentially competing with this shareholder.

Securities and Exchange Commission

June 9, 2020

The Company respectfully advises the Staff that while Takeda Ventures has been a significant investor of the Company participating in the Series A and Series B Preferred Stock Financings as disclosed in the “Certain Relationships and Related Party Transactions” section of the Registration Statement, Takeda Ventures and any of its representatives who attend or may attend the Company’s board meetings as observers are subject to confidentiality obligations that prohibit them from sharing confidential information with the parent company Takeda, including its research and development team and any affiliates that are competitors. Takeda Ventures itself is a distinct investment entity that does not compete with the Company. Therefore, the Company does not expect there to be significant additional risks relating to the investment by Takeda Ventures as compared to investment by other entities associated with or investing in its competitors that would require specific disclosure.

Implications of Being an Emerging Growth Company, page 7

10.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment. To the extent that it relies upon Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), the Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d), whether or not they retain copies of the communication.

Use of Proceeds, page 65

11.

Please revise to disclose the amount of proceeds that you intend to allocate toward the development of each drug product candidate, or as applicable, toward each franchise. For each candidate and/or franchise, disclose the trial phase or phases that you intend to fund with the proceeds and indicate whether your plans call for additional funding to complete that phase or phases. Refer to Item 504 of Regulation S-K.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on page 65 of the Amended Registration Statement.

12.

On page 65 you state that your use of proceeds depends on numerous factors, including “the amount of cash obtained through our existing collaborations and future collaborations, if any.” In note 2 of your financial statements and elsewhere, you state you have no current collaborations. Accordingly, please revise to clarify whether you are currently involved in any material collaborations, and if so, describe them and provide the collaboration agreements as exhibits as required by Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on page 65 of the Amended Registration Statement.

Securities and Exchange Commission

June 9, 2020

Management’s discussion and analysis of financial condition and results of operations

Critical accounting policies and estimates

Determination of the fair value of our common stock, page 81

13.

Please also discuss the methods that management used to determine the enterprise value of the company underlying the fair value determination of the company’s shares and the nature of the material assumptions involved.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff the requested information in a subsequent amendment of the Registration Statement.

14.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff the requested information once the estimated offering price range has been determined.

Our Product Candidates, page 103

15.

Please revise your disclosures on page 103-111 concerning each pre-clinical study to state the “n” and “p” values and to clarify whether the results are statistically significant. Also, clarify whether human cells were used in the in vitro tests.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on pages 104-111 of the Amended Registration Statement.

CART-ddBCMA: Phase 1 Trial, page 104

16.

Please revise to discuss when the trial commenced, its size, and whether it is fully enrolled. With reference to your disclosures on pages 1 and 103, please indicate how you will assess efficacy and indicate whether you plan to have ORR and median duration of response data to report in 2020.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on page 104 of the Amended Registration Statement.

Our Products

Cart-ddBCMA: In Vivo Preclinical Results, page 105

17.

In explaining the chart on the bottom of page 106, you state, “Fourteen days following treatment with CART-ddBCMA, all mice in the highest dose group showed complete eradication of the diseased cells with no evidence of bioluminescense in any of the mice.” In the accompanying chart, however, it appears that one of the five subjects is missing from the Day 14 post CART and Day 21 post CART graphics. Please revise or advise.

Securities and Exchange Commission

June 9, 2020

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on page 106 of the Amended Registration Statement to disclose that on Day 11 post CART cell transfer, one mouse from the 4.5 x 106 dose group was observed to be spinning in circles and having an unsteady gait. Pursuant to standard vivarium protocols, the animal was promptly euthanized and its major organs were harvested. Histopathological analysis did not show any abnormalities that indicated the cause of the spinning. None of the other mice in that treatment group displayed any signs of distress.

* * * *

Securities and Exchange Commission

June 9, 2020

Please direct any questions with respect to this confidential submission to me at (858) 350-2393 or dkoeppen@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Daniel R. Koeppen
Daniel R. Koeppen

cc:	David Hilbert, Ph.D., Arcellx, Inc.

Han Lee, Ph.D., M.B.A., Arcellx, Inc.

Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP

Jeffries L. Oliver-Li, Wilmer Cutler Pickering Hale and Dorr LLP